Exhibit 21.1

Subsidiaries of PeerStream, Inc.

(As of March 2018)

Subsidiary	Jurisdiction of Incorporation
A.V.M. Software, Inc.	New York
Paltalk Software, Inc.	Delaware
Paltalk Holdings, Inc.	Delaware
Tiny Acquisition, Inc.	New York
Camshare, Inc.	Delaware
Fire Talk, LLC	Delaware
Vumber, LLC	Delaware
Snap Mobile Limited	United Kingdom